POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

SUPPL

082-00137

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 83) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending October 15, 2006, payable October 15, 2006 to shareholders of record at the close of business on September 22, 2006 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 29) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending October 15, 2006, payable October 15, 2006 to shareholders of record at the close of business on September 22, 2006.

(3) A dividend (No. 20) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending October 15, 2006, payable October 15, 2006 to shareholders of record at the close of business on September 22, 2006.

(4) A dividend (No. 16) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending October 15, 2006, payable October 15, 2006 to shareholders of record at the close of business on September 22, 2006.

(5) A dividend (No. 4) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending October 15, 2006, payable October 15, 2006 to shareholders of record at the close of business on September 22, 2006.

(6) A dividend (No. 312) of 19.75 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending September 30, 2006, payable September 29, 2006 to shareholders of record at the close of business on September 8, 2006.

.../2

dlw 8/16

(7) A dividend (No. 254) of 19.75 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending September 30, 2006, payable September 29, 2006 to shareholders of record at the close of business on September 8, 2006.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
August 3, 2006

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the Forward-looking Information and Non-GAAP Financial Measures sections at the end of this release.

SIX-MONTH OPERATING EARNINGS PER SHARE INCREASE 11.7%

Winnipeg, Manitoba, August 3, 2006 – Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2006 were $593 million or $1.27 per share, compared with $523 million or $1.14 per share in the corresponding period of 2005. This represents an 11.7% increase on a per share basis.

Growth in the Corporation's operating earnings reflects an increase in the contribution from Power Financial Corporation. It also reflects an increase in income from investments, which includes $32 million of pre-tax gains in the second quarter contributed by Sagard, the European private equity fund.

Other items not included in operating earnings were $2 million in the six-month period in 2006, compared with $3 million in the corresponding period in 2005.

As a result, net earnings for the six months ended June 30, 2006 were $595 million or $1.27 per share, compared with $526 million or $1.14 per share in 2005.

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SECOND QUARTER RESULTS

For the quarter ended June 30, 2006, operating earnings of the Corporation were $339 million or $0.73 per share, compared with $292 million or $0.64 per share in the second quarter in 2005. This represents an increase of 14.9% on a per share basis. The increase reflects growth in the contribution from subsidiaries, as well as higher income from investments, as explained above.

Other items for the quarter in 2006 were $2 million, as in 2005.

Net earnings for the quarter were therefore $341 million or $0.73 per share in 2006, compared with $294 million or $0.64 per share in 2005.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2006 were $891 million or $1.22 per share, compared with $830 million or $1.14 per share in the corresponding period in 2005. This represents a 6.7% increase on a per share basis.

Growth in the Power Financial's operating earnings reflects an increase in the contribution from its subsidiaries and affiliate.

Other items not included in operating earnings were a net charge of $5 million or $0.01 per share in the six-month period in 2006. Other items were nil in the six-month period in 2005.

As a result, net earnings for the six-month period ended June 30, 2006 were $886 million or $1.21 per share, compared with $830 million or $1.14 per share for the same period in 2005.

For the quarter ended June 30, 2006, operating earnings of Power Financial were $483 million or $0.66 per share, compared with $449 million or $0.62 per share in the second quarter of 2005, representing an increase of 7.1% on a per share basis.

Other items for the quarter in 2006 were a charge of $5 million or $0.01 per share, compared with a credit of $2 million in the second quarter of 2005.

Net earnings for the quarter were therefore $478 million or $0.65 per share in 2006, compared with $451 million or $0.62 in 2005.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	***Record Date***	***Payment Date***	***Amount***
1986 Series	September 22, 2006	October 15, 2006	To be determined In accordance with the articles of the Corporation
Series A	September 22, 2006	October 15, 2006	35¢
Series B	September 22, 2006	October 15, 2006	33.4375¢
Series C	September 22, 2006	October 15, 2006	36.25¢
Series D	September 22, 2006	October 15, 2006	31.25¢

DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a dividend of 19.75 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable September 29, 2006 to shareholders of record September 8, 2006.

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Forward-looking Information

Certain statements in this, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power's or its subsidiaries' and affiliates' current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power or its subsidiaries and affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power's or its subsidiaries' and affiliates' control, affect the operations, performance and results of Power or its subsidiaries and affiliates and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power's or its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions and Power's or its subsidiaries' and its affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power's or its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other Income" as per the financial statements.*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation. "Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results form operations less meaningful, including its share of any such item presented in a comparable manner by Lifeco and IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**June 30, 2006 (unaudited)**	December 31, 2005
Assets		
Cash and cash equivalents	**5,489**	5,332
Investments		
Shares	**5,043**	4,867
Bonds	**60,479**	59,298
Mortgages and other loans	**15,428**	15,118
Loans to policyholders	**6,670**	6,646
Real estate	**1,870**	1,844
	89,490	87,773
Funds held by ceding insurers	**11,526**	2,556
Investment in affiliates, at equity	**1,629**	1,554
Intangible assets	**2,418**	2,419
Goodwill	**8,281**	8,264
Future income taxes	**394**	476
Other assets	**4,660**	4,625
	123,887	112,999
Liabilities		
Policy liabilities		
Actuarial liabilities	**81,105**	71,263
Other	**4,159**	3,787
Deposits and certificates	**669**	693
Funds held under reinsurance contracts	**3,954**	4,325
Debentures and other borrowings (Note 2)	**3,599**	3,427
Preferred shares of subsidiaries	**1,644**	1,656
Capital trust securities and debentures (Note 3)	**647**	648
Future income taxes	**836**	865
Other liabilities	**8,669**	8,836
	105,282	95,500
Non-controlling interests	**10,950**	10,240
Shareholders' Equity		
Stated capital (Note 4)		
Non-participating shares	**795**	795
Participating shares	**432**	417
Contributed surplus	**47**	37
Retained earnings	**6,884**	6,478
Foreign currency translation adjustments	**(503)**	(468)
	7,655	7,259
	123,887	112,999

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended June 30 **2006**	2005	Six months ended June 30 **2006**	2005
Revenues				
Premium income	**4,444**	3,784	**8,139**	8,344
Net investment income	**1,599**	1,384	**2,985**	2,725
Fees and media income	**1,347**	1,247	**2,682**	2,441
	7,390	6,415	**13,806**	13,510
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,959**	4,081	**8,960**	8,897
Commissions	**532**	504	**1,069**	1,002
Operating expenses	**878**	879	**1,782**	1,776
Financing charges (Note 5)	**86**	86	**168**	172
	6,455	5,550	**11,979**	11,847
	935	865	**1,827**	1,663
Share of earnings of affiliates	**68**	50	**75**	58
Other income (charges), net (Note 6)	**(8)**	(2)	**(8)**	(6)
Earnings before income taxes and non-controlling interests	**995**	913	**1,894**	1,715
Income taxes	**202**	232	**459**	453
Non-controlling interests	**452**	387	**840**	736
Net earnings	**341**	294	**595**	526
Earnings per participating share (Note 7)				
Basic	**0.73**	0.64	**1.27**	1.14
Diluted	**0.73**	0.63	**1.26**	1.13

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Six months ended June 30 (unaudited) (in millions of dollars)	**2006**	2005
Retained earnings, beginning of year	**6,478**	5,761
Add		
Net earnings	**595**	526
	7,073	6,287
Deduct		
Dividends		
Non-participating shares	**21**	15
Participating shares	**165**	140
Other	**3**	–
	189	155
Retained earnings, end of period	**6,884**	6,132

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30	
(unaudited) (in millions of dollars)	**2006**	2005	**2006**	2005
Operating activities				
Net earnings	**341**	294	**595**	526
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**274**	579	**403**	1,458
Decrease (increase) in funds held by ceding insurers	**379**	102	**431**	230
Increase (decrease) in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Amortization and depreciation	**28**	28	**55**	57
Future income taxes	**(1)**	(14)	**77**	137
Non-controlling interests	**452**	387	**840**	736
Other	**288**	419	**92**	396
Change in non-cash working capital	**344**	15	**(372)**	(658)
	2,086	1,740	**2,024**	2,814
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(174)**	(144)	**(344)**	(291)
Non-participating shares	**(10)**	(8)	**(20)**	(15)
Participating shares	**(89)**	(76)	**(165)**	(140)
	(273)	(228)	**(529)**	(446)
Issue of subordinated voting shares	**4**	2	**15**	19
Issue of common shares by subsidiaries	**6**	3	**24**	16
Repurchase of common shares by subsidiaries	**(15)**	(22)	**(37)**	(39)
Issue of preferred shares by a subsidiary	**300**	–	**300**	–
Repurchase of preferred share by a subsidiary	**(12)**	–	**(12)**	–
Issue of subordinated debentures	**336**	–	**336**	–
Repayment of debentures and other borrowings	**–**	–	**(150)**	(36)
Other	**(53)**	(59)	**(46)**	(29)
	293	(304)	**(99)**	(515)
Investment activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Sales of shares	**312**	427	**673**	706
Real estate sales	**(74)**	32	**45**	68
Proceeds from securitizations	**547**	82	**633**	131
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(1,109)**	(881)	**(1,895)**	(1,985)
Investment in shares	**(375)**	(421)	**(775)**	(872)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
Other	**(8)**	(1)	**(9)**	(42)
	(1,619)	(1,276)	**(1,808)**	(1,948)
Effect of changes in exchange rates on cash and cash equivalents	**10**	(72)	**40**	(98)
Increase (decrease) in cash and cash equivalents	**770**	88	**157**	253
Cash and cash equivalents, beginning of period	**4,719**	4,307	**5,332**	4,142
Cash and cash equivalents, end of period	**5,489**	4,395	**5,489**	4,395

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	June 30, 2006	December 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**253**	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**204**	206
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**197**	205
7.153% subordinated debentures due May 16, 2046 unsecured (US$300 million)	**336**	–
Other notes payable with interest rate of 8.0%	**8**	9
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Banker's Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013	**50**	50
	3,599	3,427

During the second quarter of 2006, Lifeco issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	June 30, 2006	December 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**32**	34
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	June 30, 2006	December 31, 2005
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	**150**	150
Series D First Preferred Shares		
Authorized and issued – 10,000,000 shares	**250**	250
	795	795
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 401,749,709 (2005 – 400,264,694) shares	**405**	390
	432	417

STOCK-BASED COMPENSATION

During the second quarter of 2006, 1,342,075 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2006).

During the first quarter of 2005, 1,192,500 options were granted under the Corporation's stock option plan (no options were granted in the second quarter of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	**2.3 %**	1.9%
Expected volatility	**19.0 %**	24.0%
Risk-free interest rate	**4.3 %**	4.1%
Expected life (years)	**7**	7
Fair value per option granted ($/option)	**$7.29**	$8.64

In addition, stock options were also granted by subsidiaries during the six months ended June 30, 2006. Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $9 million in the second quarter of 2006 ($6 million in 2005) and $16 million for the six months ended June 30, 2006 ($12 million in 2005).

Options were outstanding at June 30, 2006 to purchase, until May 16, 2016, up to an aggregate of 13,051,270 subordinate voting shares at various prices from $11.3625 to $33.285 per share. During the three months ended June 30, 2006, 200,000 subordinate voting shares (410,130 in 2005) were issued under the Corporation's plan for an aggregate consideration of $4 million ($2 million in 2005). During the six months ended 2006, 1,485,015 subordinate voting shares (3,365,075 in 2005) were issued for an aggregate consideration of $15 million ($19 million in 2005).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Interest on debentures and other borrowings	**58**	59	**112**	117
Preferred share dividends	**18**	17	**37**	36
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
	86	86	**168**	172

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Share of Pargesa's non-operating earnings	**(13)**	9	**(13)**	10
Restructuring costs – Lifeco	**–**	(11)	**–**	(18)
Other	**5**	–	**5**	2
	(8)	(2)	**(8)**	(6)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Net earnings	**341**	294	**595**	526
Dividends on non-participating shares	**(10)**	(7)	**(21)**	(15)
Net earnings available to participating shareholders	**331**	287	**574**	511
Weighted number of participating shares outstanding (millions) – Basic	**450.5**	448.0	**450.0**	447.1
Exercise of stock options	**10.4**	12.7	**10.4**	12.7
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.5)**	(6.2)	**(5.4)**	(6.2)
Weighted number of participating shares outstanding (millions) – Diluted	**455.4**	454.5	**455.0**	453.6

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Pension plans	**19**	19	**47**	40
Other post-retirement benefits	**7**	14	**16**	26
	26	33	**63**	66

NOTE 9 SECURITIZATIONS

During the second quarter of 2006, IGM Financial Inc. (IGM) securitized $550 million (2005 - $83 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547 million (2005 - $82 million). IGM's retained interest in the securitized loans was valued at $6 million (2005 - $3 million). A pre-tax loss on sale of $3 million (2005 – gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2006, IGM securitized $636 million (2005 -$132 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $633 million (2005 - $131 million). IGM's retained interest in the securitized loans was valued at $8 million (2005 - $4 million). A pre-tax loss on sale of $2 million (2005 – gain of $2 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended June 30, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**4,444**	**–**	**–**	**–**	**4,444**
Net investment income	**1,516**	**50**	**–**	**33**	**1,599**
Fees and media income	**667**	**587**	**–**	**93**	**1,347**
	6,627	**637**	**–**	**126**	**7,390**
Expenses					
Insurance claims	**4,959**	**–**	**–**	**–**	**4,959**
Commissions	**332**	**206**	**–**	**(6)**	**532**
Operating expenses	**612**	**142**	**–**	**124**	**878**
Financing charges	**51**	**22**	**–**	**13**	**86**
	5,954	**370**	**–**	**131**	**6,455**
	673	**267**	**–**	**(5)**	**935**
Share of earnings of affiliates	**–**	**–**	**72**	**(4)**	**68**
Other income (charges) – net	**–**	**–**	**(13)**	**5**	**(8)**
Earnings before the following	**673**	**267**	**59**	**(4)**	**995**
Income taxes	**136**	**66**	**–**	**–**	**202**
Non-controlling interests	**322**	**126**	**20**	**(16)**	**452**
Contribution to consolidated net earnings	**215**	**75**	**39**	**12**	**341**

Information on Profit Measure

Three months ended June 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,784				3,784
Net investment income	1,327	47		10	1,384
Fees and media income	620	532		95	1,247
	5,731	579	–	105	6,415
Expenses					
Insurance claims	4,081				4,081
Commissions	331	177		(4)	504
Operating expenses	621	136		122	879
Financing charges	49	23		14	86
	5,082	336	–	132	5,550
	649	243	–	(27)	865
Share of earnings of affiliates	–	–	52	(2)	50
Other income (charges)– net	(11)	–	9	–	(2)
Earnings before the following	638	243	61	(29)	913
Income taxes	152	74	–	6	232
Non-controlling interests	276	107	21	(17)	387
Contribution to consolidated net earnings	210	62	40	(18)	294

Information on Profit Measure

Six months ended June 30, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**8,139**	**–**	**–**	**–**	**8,139**
Net investment income	**2,839**	**107**	**–**	**39**	**2,985**
Fees and media income	**1,324**	**1,176**	**–**	**182**	**2,682**
	12,302	**1,283**	**–**	**221**	**13,806**
Expenses					
Insurance claims	**8,960**	**–**	**–**	**–**	**8,960**
Commissions	**674**	**408**	**–**	**(13)**	**1,069**
Operating expenses	**1,238**	**291**	**–**	**253**	**1,782**
Financing charges	**98**	**44**	**–**	**26**	**168**
	10,970	**743**	**–**	**266**	**11,979**
	1,332	**540**	**–**	**(45)**	**1,827**
Share of earnings of affiliates	**–**	**–**	**82**	**(7)**	**75**
Other income (charges) – net	**–**	**–**	**(13)**	**5**	**(8)**
Earnings before the following	**1,332**	**540**	**69**	**(47)**	**1,894**
Income taxes	**305**	**153**	**–**	**1**	**459**
Non-controlling interests	**604**	**244**	**23**	**(31)**	**840**
Contribution to consolidated net earnings	**423**	**143**	**46**	**(17)**	**595**

Information on Profit Measure

Six months ended June 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	8,344				8,344
Net investment income	2,619	97		9	2,725
Fees and media income	1,202	1,055		184	2,441
	12,165	1,152	–	193	13,510
Expenses					
Insurance claims	8,897				8,897
Commissions	660	353		(11)	1,002
Operating expenses	1,251	279		246	1,776
Financing charges	97	45		30	172
	10,905	677	–	265	11,847
	1,260	475	–	(72)	1,663
Share of earnings of affiliates	–	–	63	(5)	58
Other income (charges)– net	(18)	–	10	2	(6)
Earnings before the following	1,242	475	73	(75)	1,715
Income taxes	301	145	–	7	453
Non-controlling interests	535	208	25	(32)	736
Contribution to consolidated net earnings	406	122	48	(50)	526

NOTE 11 ACQUISITIONS

During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

During the second quarter of 2006, Great-West Life & Annuity Insurance Company, entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, Lifeco will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 SUBSEQUENT EVENTS

On May 25, 2006, Groupe Bruxelles Lambert (GBL), Pargesa's affiliated Belgian holding company, and Bertelsmann AG announced that they had reached an agreement in principle, pursuant to which GBL would sell back to Bertelsmann AG its 25.1% equity interest in that company, for cash consideration of Euro 4.5 billion. This transaction was completed on July 4, 2006. Power Financial Corporation's share of the gain recorded as a result of this transaction will amount to approximately $350 million (representing approximately $230 million for the Corporation's share), which will be recorded by the Corporation in the third quarter of 2006.

On July 18, 2006, Power Financial Corporation announced that it had agreed to issue 8,000,000 Non-cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 5.10%. Closing is expected on August 4, 2006.

In July 2006, the Corporation has committed to invest up to Euro 200 million (approximately $285 million) in Sagard 2, a private equity fund.